UNITED STATES SECURITIES AND EXCANGE COMMISSION
WASHTINGTON, D.C, 20549-4628

Mr. Kam Shah
Cheif Exectuive Officer, Chief Financial Officer, and Director
Bontan Corporation Inc.
47 Avenue Rd, Suite 200
Toronto, ON M5R 2G3

   RE: Bontan Corporation Inc. Amend No. 1 to Registration Statement on Form F-1
           Filed February 25, 2010
           File No. 333-164935

Dear Mr. Shah,

    We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you shoudl revise yoru document in respose to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1

General

1. In light of PetroMed's attempt to rescind the transaction in which it received the shares that you are seeking to register, please tell us why you believe it is appropriate to register these shares at ths time.
2. Please disclose if any selling shareholder is a broker-dealer or affiliate of a broker-dealer.

Management Compensation, page 25

3. You disclose in note 10 to your financial statements the amount of consulting fees settled in stocks in options, as well as those fees ettled in cash for teh fiscal years ended March 31, 2009, 208, 2007.  However, these fees do not match the total compensation paid to our executive officers for these respective years in your summary compensation table.  Please explain this difference.  Please explain if the consulting fees paid in cash are included in "Salary column and if those paid in options are included in teh "Option Awards" column, and why there is no equivalent stock awards column for those fees ettled in stock.
4. You also disclose that under your consulting agreement with Mr. Shah, from June 1, 2008 to December 31, 2008, he was allowed to draw $10,000 per month in arrears, for a totaly of $70,000 to be repaid when the market price of your common stock reaches above $0.50 for a period of three consecutive months.  Please explain this arrangement, including whether this was included as compensation in your ummary compensation table.  With respect to this arrangement, please also provide us with an analysis as to how youa re in compliance with Section 13(k) of the Exchange Act.

Selling Shareholder, page 32

5. For each non-natural person listed in your selling shareholder talbe, please identify in the registration statement the person or persons who have voting or investment control over teh company's securities that the entity owns.

Financial Statements

Consolidated Financial Statements for the Three and Six Months Ended September 30, 2009 and 2008, page 71

6. you appear to have advertently provided interim financial statements for the period ending September 20, 2008 and 2007.  For exambple, see your interim statement of operations and statement of cash flows.  Please revise and provide teh proper financial statements in accordance with Regulation S-X.

Signatures, page 5

7.  Please revise to specifiy if your registartion statment was signed by your principal executive officer, your principal financial officer, and your controller or principal accounting officer.  See Instrucion 1 to the Signatures section of Form F-1.

Exhibits

8.  We note that you intend to file the promissory note to Castle Rock Resources II, LLC dated November 12, 2009, by amendment.  Please ensure that this is filed in your next amnedment.

Closing Comments

    As appropriate, please amend your filing in response to these comments.  You may wish to provide us with marked copies of teh amendment to expedite our review.  Please furnish a cover letter with each amendment that keys your repsonses toour commens and provides any requested information.  Detailed cover letters greatly facilitate our review.  please understand that we may have additional comments after reviewing your amendment and responses to our comment.

    We urge all persons who are responsible for teh accuracy and adequacy of teh disclosure in the filing to be certain that the filing includes all information requred under the Securities Act of 1933 adn the Securities Exchange Act of 1934 and that they have provided all information investors requre for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of such request, acknowledging that:

       - should the Commisssion or the staff, acting pursuant to delegated authority, declare tehfiling effective, it does not foreclose teh Commission from taking any action with respect to the filing;
       - the action of teh Commission or teh staff acting pursuant to delegated authority, in declaring teh filing effective, does not relieve the company from its full responsibility for teh adequacy and accurany of teh disclosure in the filing; and
       - the company may not assert staff comments and the declaration of effectiveness as a defence in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advicsed that the Division of Enforcement has access to all information you provie to the staff of the Division of Corporation Finance in connection with our review of our filing or in response to any comments on your filing.

    We will consider a written request for acceleration of teh effective date of the registration statement as confirmation of teh fact that those requestion acceleration are aware of their respective responsibilities under the Securities Act of 1933 adn the Securities Exchange Act of 1934 as tehy relate to teh proposed public offereing of the securities specified in teh above registration statement.  We will act o the request and, pursuant to delegated authority, grant acceleration of teh effective date.

    We direct your attention to Rule 461 regarding requestiong acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

Sincerely,
Anne Nguyen Parker
Branch Chief

cc: Jeffrey C. Robbins, Esq.  Messerli & Kramer P.A